UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 30, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan B

Audited Financial Statements and Supplemental Schedule

Years Ended October 30, 2011 and October 31, 2010

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) as of October 30, 2011 and October 31, 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 30, 2011 and October 31, 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 30, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 27, 2012

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 30,	October 31,
	2011	2010
Assets
Investments, at fair value	$132,936,611	$115,917,981
Receivables:
Contributions from Hormel Foods Corporation	390,666	403,606
Contributions from participants	388,788	391,412
Promissory notes from participants	5,492,473	5,051,795
Total receivables	6,271,927	5,846,813
Net assets available for benefits, at fair value	139,208,538	121,764,794
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(3,304,057)	(2,920,826)
Net assets available for benefits	$135,904,481	$118,843,968

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 30,	Year Ended October 31,
	2011	2010
Additions:
Contributions from Hormel Foods Corporation	$808,821	$764,091
Contributions from participants	5,494,914	5,385,606
Employee rollover	284,297	61,705
Investment income	1,212,477	1,147,390
Interest income – promissory notes receivable	292,765	287,372
Total additions	8,093,274	7,646,164

Deductions:
Distributions	5,999,456	5,349,247
Administrative expenses	107,084	102,114
Total deductions	6,106,540	5,451,361

Net realized and unrealized appreciation in fair value of investments	15,073,779	14,109,460
Net additions	17,060,513	16,304,263
Net assets available for benefits at beginning of year	118,843,968	102,539,705
Net assets available for benefits at end of year	$135,904,481	$118,843,968

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements

October 30, 2011

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for the Plan beginning October 31, 2011, the guidance in ASU 2010-06 has been adopted for the plan year ending October 30, 2011.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measures and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for the plan year beginning October 29, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory defined-contribution plan covering nonexempt hourly employees of the Company and certain eligible subsidiaries who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. Effective September 12, 2011, certain participants of the Plan are deemed to be automatically enrolled in the Plan at the current rate of 2% of their compensation for each pay period.  The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Eligible employees receive company-matching contributions according to the terms of their subscribing employer plan agreement.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested for those participants hired prior to January 1, 2012, except for Dan’s Prize Inc., which is more fully discussed below. Effective September 12, 2011, for eligible participants hired on or after January 1, 2012, employer matching contributions will vest 100% after three years of vesting service. Forfeitures used to reduce employer contributions for the years ended October 30, 2011 and October 31, 2010, were $10,058 and $10,322, respectively. Cumulative forfeited nonvested accounts as of October 30, 2011 and October 31, 2010, were $104,699 and $139,714, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted, or, if the loan is for a primary residence, on the date the loan is requested.  Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 30, 2011 or October 31, 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On October 8, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Dan’s Prize Inc. Employee Retirement Plan into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B. The Dan’s Prize Inc. plant production employees are eligible participants in Plan B. Accordingly, those assets and participants were merged into the Plan based on their eligibility as of October 27, 2007. The assets transferred on or before October 27, 2007, continue to vest according to the established five-year cliff vesting schedule contained within the Dan’s Prize Inc. Employee Retirement Plan. Employer profit-sharing contributions after October 28, 2007, from Dan’s Prize Inc. to Plan B shall employ a three-year cliff vesting schedule.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 30, 2011 and October 31, 2010, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	October 30, 2011	October 31, 2010
Net appreciation in fair value during the year:
Nonpooled separate account (containing the Company’s common stock)	$12,844,732	$9,752,919
Separate trust accounts	420,469	896,397
Pooled separate accounts	1,808,578	3,460,144
	$15,073,779	$14,109,460

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in the Hormel Foods Corporation Stock Fund, which consists of Hormel Foods Corporation common stock and cash. Such investment totaled approximately 39% and 33% of total investments at October 30, 2011 and October 31, 2010, respectively.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 30, 2011	October 31, 2010
Nonpooled separate account:
Hormel Foods Corporation Stock Fund	$52,269,321	$39,183,630

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Option Fund	6,834,203	6,950,312
Moderate Option Fund	7,319,139	7,284,477
Growth Option Fund	8,061,982	6,721,136

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	39,796,849	35,063,734

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Pooled Separate Accounts

Fair value represents the net asset value (NAV) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The lifecycle funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income investments include a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for contract value and therefore deemed to be a Level 3 investment. See below for a description of the general investment account included within the Stable Value Fund.

Separate Trust Accounts

The separate trust accounts consist primarily of marketable securities valued at the last reported sales price on the last business day of the year and therefore deemed to be Level 1 investments.

The U.S. equities investments include a mix of predominately U.S. common stocks and cash.

The international equities investments include a mix of predominately foreign common stocks and cash.

The fixed income investments include a mix of U.S. and foreign-issued corporate bonds, common stocks, and cash.

Nonpooled Separate Account

The nonpooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is recorded at carrying value as maturities are less than three months. This nonpooled separate account is deemed to be a Level 1 investment.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Stable Value Fund

The investment in the stable asset fund (general investment account) is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. Therefore the general investment account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool; projected levels of cash flows within the current interest rate environment; and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days prior notice.

The crediting interest rate on the General Investment Account was 3.55% and 3.80% as of October 30, 2011 and October 31, 2010, respectively. The average yield was 3.19% during plan year 2011 and 4.15% during plan year 2010, which approximates the actual interest rate credited to the plan participants.

The investments of the Plan that are measured at fair value on a recurring basis as of October 30, 2011 and October 31, 2010, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 30, 2011
	Fair Value at October 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$22,873,100	$–	$22,215,324	$657,776
U.S. equity funds	6,043,750	–	6,043,750	–
Fixed income fund	1,052,551	–	1,052,551	–
Total pooled separate accounts	29,969,401	–	29,311,625	657,776

Separate trust accounts:
U.S. equity funds	5,800,325	5,800,325	–	–
International equity funds	3,628,864	3,628,864	–	–
Fixed income fund	1,471,851	1,471,851	–	–
Total separate trust accounts	10,901,040	10,901,040	–	–

Nonpooled separate account:
Hormel Foods Corporation stock fund	52,269,321	52,269,321	–	–

General Investment Account	39,796,849	–	–	39,796,849
	$132,936,611	$63,170,361	$29,311,625	$40,454,625

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 31, 2010
	Fair Value at October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$21,516,902	$–	$20,955,925	$560,977
U.S. equity funds	7,902,382	–	7,902,382	–
Fixed income fund	897,465	–	897,465	–
Total pooled separate accounts	30,316,749	–	29,755,772	560,977

Separate trust accounts:
U.S. equity funds	4,353,925	4,353,925	–	–
International equity funds	5,244,440	5,244,440	–	–
Fixed income fund	1,755,503	1,755,503	–	–
Total separate trust accounts	11,353,868	11,353,868	–	–

Nonpooled separate account:
Hormel Foods Corporation stock fund	39,183,630	39,183,630	–	–

General Investment Account	35,063,734	–	–	35,063,734
	$115,917,981	$50,537,498	$29,755,772	$35,624,711

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

Balance, October 25, 2009	$ 42,606,116
Purchases, issuances, and settlements net	(11,585,593)
Interest and dividend income	1,287,947
Realized gains	1,700,260
Unrealized gains	1,615,981
Balance, October 31, 2010	35,624,711
Purchases, issuances, and settlements net	3,224,863
Interest and dividend income	1,195,403
Realized gains	11,691
Unrealized gains	397,957
Balance, October 30, 2011	$ 40,454,625

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to requesting the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 30, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation
Tax Deferred Investment Plan B

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 41-0319970 Plan Number: 051

October 30, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*

Hormel Foods Corporation Stock Fund	1,215,720 units	$52,269,321

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account, contract value	1,948,001 units	36,492,792

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Option Fund	611,309 units	6,834,203
Moderate Option Fund	655,865 units	7,319,139
Conservative Option Fund	60,344 units	657,776
Growth Option Fund	724,532 units	8,061,982
Select Fundamental Value Fund (Wellington)	22,955 units	3,371,072
Select Large Cap Value Fund (Davis)	10,582 units	1,937,496
Select Indexed Equity Fund (Northern Trust)	5,960 units	735,182
Premier Core Bond Fund (Babson Capital)	533 units	1,052,551
Total pooled separate accounts		29,969,401

Separate trust accounts:
State Street Corporation:*
CRM Small Cap Value Fund	200,175 units	2,260,818
Dodge & Cox International Fund	347,125 units	3,628,864
Black Rock High Yield Bond Fund	92,843 units	1,471,851
John Hancock III Rainier Growth Class I Fund	69,999 units	700,716
MainStay Large Cap Growth Fund	144,908 units	1,535,360
Wasatch Small Cap Growth Fund	132,581 units	1,303,431
Total separate trust accounts		10,901,040

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.25%	5,492,473
Total assets (held at end of year)		$135,125,027

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN B

Date: April 27, 2012	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm